Exhibit 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
MARCH 31, 2008

The following financial ratios have been calculated on a consolidated basis for the respective 3 month period ended March 31, 2008 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

March 31, 2008
Earnings coverage on long-term debt	3.2 times
Earnings coverage on long-term debt and First Preferred Shares	3.1 times